UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2023

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-259444) and Form S-8 (File Nos. 333-242129, 333-242133, 333-259852 and 333-265634) of Freeline Therapeutics Holdings plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Following the receipt of a proposal from Syncona Investment Management Limited in respect of the proposed Acquisition (as defined below), the board of directors of Freeline Therapeutics Holdings plc (the “Company”) established a special committee of independent directors of the Company (the “Special Committee”), to, among other things, review, evaluate, negotiate and consider all matters which may arise in connection with the Acquisition. Upon its establishment, the Special Committee engaged Leerink Partners LLC (“Leerink Partners”) as its exclusive financial adviser.

Implementation Agreement

On November 22, 2023, the Company entered into an Implementation Agreement (the “Implementation Agreement”) with Bidco 1354 Limited (“Bidco”), a wholly owned subsidiary of Syncona Portfolio Limited (collectively referred to as “Syncona”). Pursuant to the terms of the Implementation Agreement, Syncona has agreed to acquire the entire issued and to be issued share capital of the Company (the “Company Shares”) for $6.50 in cash per American Depositary Share (“ADS”) (the “Consideration”), excluding any treasury shares, any Company Shares held by Bidco or its affiliates, and certain pre-initial public offering equity awards forfeited upon the termination of the holder’s employment (collectively, the “Excluded Shares”). Under the terms of the Implementation Agreement, the proposed acquisition (the “Acquisition”) would be implemented by means of a scheme of arrangement to be undertaken by the Company pursuant to Part 26 of the UK Companies Act 2006 (a “Scheme”). Bidco reserves the right under the Implementation Agreement to effect the Acquisition by way of a takeover offer after consultation with the Special Committee.

Leerink Partners has delivered to the Special Committee an opinion to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Consideration proposed to be paid to the holders of Company Shares (other than the Excluded Shares) is fair, from a financial point of view, to such holders.

The Consideration was arrived at after arm’s length negotiations between Bidco and the Special Committee on a willing-seller, willing-buyer basis, taking into account, amongst other things, the prevailing market conditions and precedent transactions, the historical and expected financial performance of the Company, and the market prices of the ADSs on Nasdaq Capital Market.

The Scheme involves an application by the Company to the High Court of Justice in England and Wales (the “Court”) to sanction the Scheme, pursuant to which the issued and outstanding Company Shares that are not the Excluded Shares (the “Scheme Shares”), will be transferred to Bidco, in consideration for which holders of Scheme Shares will receive the Consideration. The transfer of the Scheme Shares to Bidco, provided for in the Scheme, will result in the entire issued and to be issued share capital of the Company (other than the Excluded Shares) being held by Bidco.

The Scheme will apply to any Company Shares which are acquired and held by (or on behalf of) Company Share Plan (as defined in the Implementation Agreement) participants as at the Scheme record time. Pursuant to the terms of the Implementation Agreement, Bidco and the Company have agreed that the vesting of all outstanding equity awards (the “Awards”) which are outstanding immediately before the date the Court sanctions the Scheme will be accelerated in full, save that any Award granted in the form of an option which has a per Company Share exercise price which is equal to or exceeds the per Company Share consideration payable under the terms of the Scheme will be cancelled for no consideration.

The completion of the proposed Acquisition is subject to the satisfaction or waiver of certain conditions, including, among other things: (1) the absence of any law or order by any governmental authority enjoining, preventing, restraining, prohibiting or otherwise making illegal the proposed acquisition; (2) the accuracy of the Company’s representations and warranties under the Implementation Agreement (subject to a material adverse effect standard in certain cases); (3) the absence of a Company material adverse effect; and (4) the Company’s compliance with its obligations under the Implementation Agreement.

The proposed Acquisition is also subject to, among other things: approval by at least 75% in value and a majority in number of the holders of Scheme Shares (the “Company Shareholders”), present, entitled to vote and voting (in person or by proxy) at the meeting to be convened by order of the Court in order for the Company Shareholders to consider, and if thought fit, to approve, the Scheme (the “Court Meeting”); the passing of all resolutions necessary to approve and implement the Scheme by the requisite majority at the general meeting to be convened for Company Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the proposed Acquisition; and the sanctioning of the Scheme by the Court. Syncona will not be entitled to vote at the Court Meeting.

In addition, if the Scheme does not become effective by 11:59 p.m. on the Long Stop Date (as defined in the Implementation Agreement), the Acquisition will lapse and either party will be entitled to terminate the Implementation Agreement. The Implementation Agreement also contains certain other termination rights for each of the Company and Bidco.

The Implementation Agreement contains certain customary representations, warranties and covenants, including, among others, covenants with respect to the conduct of the Company’s business prior to completion of the Acquisition.

The Implementation Agreement contains certain termination rights for each of the Company and Bidco. Under specified circumstances, the Company is permitted to terminate the Implementation Agreement to accept a superior proposal (generally defined as a proposal for 80% or more of the voting power and economic rights or all or substantially all of the Company’s assets), which proposal the Special Committee has determined, in good faith, after consultation with its outside counsel and financial advisors: (i) would be a superior proposal to the Acquisition; and (ii) that it would be in breach of its fiduciary duties or would otherwise violate its obligations under the UK Companies Act 2006 if it failed to pursue, engage in or otherwise participate in discussions or negotiations with respect to such proposal.

The foregoing description of the Implementation Agreement is not complete and is subject to and qualified in its entirety by reference to the copy of the Implementation Agreement attached as Exhibit 99.1 hereto, which is incorporated herein by reference. The representations and warranties contained in the Implementation Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Implementation Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by the parties to each other. Investors should not rely on the representations and warranties contained in the Implementation Agreement as characterizations of the actual state of facts or condition of the Company, Bidco or any of their respective subsidiaries, affiliates or businesses.

Convertible Loan Notes

On November 22, 2023, the Company issued U.S.$10,000,000 in aggregate principal amount of Fixed Rate Convertible Loan Notes due 2024 (the “Convertible Loan Notes”) to Syncona. On completion of certain business and Acquisition-related milestones, the Company will issue an additional U.S.$5,000,000 in aggregate principal amount of Convertible Loan Notes. The proceeds of the Convertible Loan Notes will be used for working capital to continue its GALILEO-1 clinical trial for FLT201 in Gaucher disease, prepare for a potential registrational trial, advance its GBA1-linked Parkinson’s disease research program, and for general corporate purposes.

The Convertible Loan Notes are governed by a Secured Convertible Loan Note Certificate, dated November 22, 2023 (attached as Exhibit 99.2 hereto) and are secured pursuant to a Security Agreement dated November 22, 2023, granted by the Company and certain of its subsidiaries (attached as Exhibit 99.3). Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Secured Convertible Loan Note Certificate.

The Convertible Loan Notes will bear interest on a daily basis at a rate of 12% per annum. Interest on the Convertible Loan Notes will be capitalized monthly in arrears. Upon repayment or conversion, a premium of 10% of the principal outstanding (excluding capitalized interest) will be added to the loan balance. It is expected that the Convertible Loan Notes will mature on November 20, 2024 (the “Maturity Date”), subject to earlier conversion or repayment.

The Convertible Loan Notes are convertible at the option of the holder during the period starting on the earlier to occur of May 22, 2024 and the date of termination of the Implementation Agreement and ending on the Maturity Date into ADSs on and subject to certain conditions. If at any time following the issuance of the Convertible Loan Notes and prior to the Maturity Date either a Qualified Equity Financing or a Matching Right Financing (each as defined in the Secured Convertible Loan Note Certificate) shall occur, the Repayment Amount in respect of all of the Convertible Loan Notes shall be mandatorily converted into ADSs. In each case the Convertible Loan Notes will be converted into ADSs at the conversion price of U.S.$6.50, subject to reduction or adjustment in accordance with the terms of the Secured Convertible Loan Note Certificate (the “Conversion Price”).

Under the Security Agreement, the Company and certain of its subsidiaries provide fixed and floating charges over all of their assets (and assign certain assets) to Syncona to secure the Company’s obligations under the Convertible Loan Notes. If the Company breaches its obligations under the Convertible Loan Notes, subject in various cases to certain cure rights, Syncona would be entitled to enforce the Security Agreement and dispose of the secured assets in order to discharge the amount owed to under the Convertible Loan Notes.

The foregoing summaries of the Convertible Loan Notes, the Secured Convertible Loan Note Certificate and the Security Agreement do not purport to be complete and are subject to, and qualified in their entirety by the full text of the Secured Convertible Loan Note Certificate and the Security Agreement, which are attached as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference.

Press Release

On November 22, 2023, the Company issued a press release (the “Press Release”) announcing that the Company and Bidco had reached an agreement on the terms of the proposed Acquisition of the Company by Bidco. The Press Release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1*^	Implementation Agreement, dated November 22, 2023, by and between Freeline Therapeutics Holdings plc and Bidco 1354 Limited.

99.2	Security Agreement, dated November 22, 2023, relating to U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024.

99.3^	Secured Convertible Loan Note Certificate, dated November 22, 2023, relating to U.S.$10,000,000 Fixed Rate Convertible Loan Notes due 2024.

99.4	Press Release, dated November 22, 2023.

*

Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to the Commission upon request.

^	Portions of this exhibit have been redacted because it (i) is not material and (ii) the registrant customarily and actually treats that information as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: November 22, 2023	By:	/s/ Chip McCorkle
	Name	Chip McCorkle
	Title:	Vice President, Legal & Company Secretary